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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: January 22, 2003            By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                                                       [LOGO]

                     AT&T CANADA RELEASES RESTRUCTURING PLAN

               -- COMPANY EXPECTS TO EMERGE FROM CCAA PROCEEDINGS
                            AT THE END OF Q1 2003 --

               -- PLAN REFLECTS TERMS OF AGREEMENT IN PRINCIPLE --

          -- COURT-APPOINTED MONITOR & RESTRICTED BONDHOLDER COMMITTEE
                      RECOMMEND ACCEPTANCE OF THE PLAN --


TORONTO, ONTARIO, JANUARY 22, 2003 - AT&T Canada, Canada's largest competitor to the incumbent telecom companies, today announced it has filed its Restructuring Plan and related Information Circular with the Ontario Superior Court of Justice and is proceeding to mail these materials to its bondholders and other affected creditors for their vote of approval at a February 20, 2003 meeting.

The Plan, which reflects the previously announced agreement in principle, has been approved by AT&T Canada's Board of Directors and has the support of the Court-Appointed Monitor, the Company's Restricted Bondholder Committee and its financial and legal advisors. The Restricted Bondholder Committee believes that the Plan is fair and reasonable and in the best interests of the bondholders and recommends that bondholders vote in favour of the Plan.

The Plan will restructure the Company's balance sheet and equity, afford recovery for its bondholders and other affected creditors, and provide AT&T Canada with the capital structure needed to support long-term growth. Upon approval of the Plan by the bondholders and other affected creditors and the Court, AT&T Canada expects to emerge from CCAA proceedings at the end of the first quarter of 2003 as a fully independent company with positive cash flow and no long-term debt.

"I am pleased to report that this Plan achieves the goals we set for ourselves and the commitments we made to our stakeholders, within our stated timeframe. It restructures our capital and equity, affords recovery for our bondholders and other affected creditors, and provides for the Company's financial stability and economic viability, thereby positioning AT&T Canada as a highly competitive and fully independent force in the Canadian telecom marketplace," said Purdy Crawford, Chairman of the Company's Board of Directors. "And I want to acknowledge the constructive and positive contributions made by the Restricted Bondholder Committee and their representatives throughout this process."

Key elements of the Plan include:

|X| AT&T Canada's bondholders and other affected creditors will receive a pro-rata combination of cash, in an aggregate amount, which is currently estimated to be $240 million, but will not be less than $200 million and 100% of the new equity in the company in exchange for all of AT&T Canada's outstanding public debt and affected claims.

|X| The equity will be comprised of Common and Limited Voting Shares. In compliance with the Canadian Telecommunications Act, Canadian resident bondholders and other affected creditors will receive, in the aggregate, 66 2/3 % of the Common Shares and, other bondholders and affected creditors will receive 33 1/3 % of the Common Shares and 100% of the Limited Voting Shares. No one creditor will receive greater than 10% of the Common Shares issued under the Plan.

|X| The Plan includes a Shareholder Rights Plan to ensure that all shareholders are treated equally in the event any shareholder acquires more than 10% of the Common Shares, or 20% of the total equity of the Company.

|X| Bondholders and other affected creditors will receive an approximate 17.4% recovery (part in cash, part in shares of the Company) on their claims, based solely upon the mid-point value of the estimated Reorganization Value range of approximately $773.4 million to $873.4 million as determined by Greenhill & Co., LLC, the Company's financial advisors. The estimate of the Reorganization Value is not necessarily indicative of actual outcome or recovery for bondholders and other affected creditors, which may be significantly more or less favourable than those set forth in this estimate. Greenhill's estimate of Reorganization Value is qualified in its entirety by the qualifications and assumptions set forth in the Information Circular.

|X| The Company intends to seek a listing on the Toronto Stock Exchange to enable it to emerge from CCAA as a listed company. In addition, the Company intends to seek a listing on the NASDAQ National Market System.

|X| A new Board of Directors of AT&T Canada will be established upon implementation of the Plan. The new Board nominees will include some of Canada's top business and telecom leaders, namely Purdy Crawford, John McLennan, Gerald E. Beasley, William A. Etherington, Deryk I. King, Ian
         D. Mansfield, Ian M. McKinnon, Jane Mowat, and Daniel F. Sullivan. (Note: a brief biographical description of each of these Director nominees appears at the end of this release).

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|X|      Holders of Common Shares initially will have the right to elect five of nine Directors and holders of the Limited Voting Shares initially have the right to elect the other four Directors.

|X| The Company will emerge at the end of the first quarter of 2003 with positive cash flow and no long-term debt.

"We entered the CCAA process to implement a solution rather than to confront a problem and the Plan we have filed today does just that," said John McLennan, AT&T Canada's Vice Chairman and CEO. "With this Plan, AT&T Canada is entering the final stage of our strategy to position the Company as a strong competitor for the long-term. This Plan will enable us to complete our capital restructuring process at the end of the first quarter of 2003 with no long-term debt, create a strong value proposition for our customers, present continued opportunities for our employees and achieve attractive long-term growth potential for our new shareholders. I want to thank our valued customers, ongoing suppliers and employees for their continued support while we worked to achieve our goal."

Acceptance of the Plan requires that it be approved by a majority in number of the bondholders and other affected creditors, voting in a single class at the Meeting (in person or by proxy), and that represent at least 66 2/3 % in value of the votes of the bondholders and other affected creditors that vote at the meeting (in person or by proxy).

Evan D. Flaschen of Bingham McCutchen LLP, U.S. Counsel for the Ad Hoc Bondholder Committee, stated, "After months of extensive negotiations and collaboration with the Company, we believe this Plan will position AT&T Canada as a strong and successful competitor and, thus, provides the greatest value to bondholders through their new equity stake. Therefore, we are recommending that the bondholders approve this Plan as a fair and reasonable compromise."

The meeting of bondholders and other affected creditors will be held on February 20, 2003 at 10:00 a.m. (ET) at the Fairmont Royal York Hotel, in Toronto.

Subject to the Plan being approved at the creditors' meeting, a hearing will be conducted before the Court to sanction the Plan on February 25, 2003.

The Plan and related Information Circular are available on AT&T Canada's website at www.attcanada.com.
   -----------------

As the Company announced last week, it has established a set of transitional commercial agreements with AT&T Corp. defining how the Company will transition to a fully independent and re-branded company. The execution of these agreements has been ratified by the Ontario Superior Court of Justice and will take effect upon similar approval of the U.S. Bankruptcy Court.

John MacDonald, President and Chief Operating Officer of AT&T Canada, noted "I believe the support shown by our customers will be rewarded with our emergence from the restructuring process as a revitalized, fully independent and re-branded company. We know the Canadian market and understand the needs of Canadian business. We also have the certainty, continuity and flexibility provided by our recently announced transitional commercial relationship with AT&T Corp. Put it all together and we will have the national business platform and network capability to provide customers with the superior level of service they have come to expect of us."

Mr. McLennan concluded, "We are very excited about our company's future. We have a strong and sizable customer base that includes many of Canada's blue chip companies, and we strongly believe that our market knowledge, local presence and first-rate sales force give us a competitive advantage over any other telecom provider when it comes to serving the needs of Canadian businesses. With a new ownership structure combined with a strong management team and the continuity and flexibility resulting from our transitional relationship with AT&T Corp., we will compete and win as a fully independent and re-branded Canadian telecom company."

                                    ---------

AT&T Canada Board of Director Nominees:


|X| PURDY CRAWFORD, Chairman of the Board of Directors of AT&T Canada and Counsel to the law firm of Osler, Hoskin & Harcourt LLP.

|X|  JOHN MCLENNAN, Vice Chairman and Chief Executive Officer of AT&T Canada.

|X| GERALD E. BEASLEY, a Corporate Director who served in a number of senior positions during his 32-year career with the Canadian Imperial Bank of Commerce, most recently as Senior Executive Vice President, Risk Management between 1994 and his retirement in 2000.

|X| WILLIAM A. ETHERINGTON, a Corporate Director who held a number of management positions during his 37-year career with IBM. He retired in 2001 as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation.

|X| DERYK I. KING, President and Chief Executive Officer of Centrica North America. He previously served as Group Managing Director of PowerGen plc in the United Kingdom and held a number of international sales and marketing positions with Air Products Ltd. and Imperial Chemical Industries Ltd.

|X| IAN D. MANSFIELD, Chief Executive Officer/Commissioner of the Canadian Professional Golf Tour. His previous experience includes a 30-year career with TELUS Corp. from which he retired as Executive Vice President and as President of TELUS Communications. He also served as chief negotiator leading to the company's merger with BC Tel.

|X| IAN M. MCKINNON, President, Chief Executive Officer and a director of Certicom. He served previously as CEO in a number of software company turnaround situations. He also served in senior sales and management roles with Digital Equipment Corporation in Canada and Singapore between 1981 and 1994.

|X| JANE MOWAT, a Business Consultant. She served previously as Executive Vice President, Chief Financial Officer, a director and a member of the Office of the Chief Executive of Centrinity, Inc. Her experience also includes service as General Manager of IBM Global Financing and as Chief Financial Officer of ISM Information System Management Corporation.

|X| DANIEL F. SULLIVAN, Deputy Chairman and Director, Scotia Capital Inc. He has held a number of senior positions since joining that company in 1968, including Head of Corporate Finance and Executive Vice President. He is a previous Chairman of The Toronto Stock Exchange and of the Investment Dealers Association of Canada.

ABOUT THE COMPANY:
AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Visit AT&T Canada's web site, www.attcanada.com for more information about the Company.
-----------------

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR including the Information Circular filed today.


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

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MEDIA:                                      INVESTORS AND ANALYSTS:
May Chiarot                                 Brock Robertson
(416) 345-2342                              (416) 345-3125
may.chiarot@attcanada.com                   brock.robertson@attcanada.com

                                            Dan Coombes
                                            (416) 345-2326
                                            dan.coombes@attcanada.com


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